

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2023

David Dunbar
President/Chief Executive Officer
Standex International Corporation
23 Keewaydin Drive
Salem, New Hampshire 03079

      Re: Standex International Corporation
          Form 10-K for the Fiscal Year ended June 30, 2022
          Filed August 5, 2022
          File No. 001-07233

Dear David Dunbar:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation